January 22, 2013

VIA EDGAR

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Bio-Path Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-53404

Dear Ms. Ransom:

In response to your letter dated January 3, 2013, Bio-Path Holdings, Inc., a Utah corporation (“the Company,” “we,” “us” or “our”) has prepared the following responses to your comments based on your consideration of our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012.

For your convenience, we have reprinted staff’s comments in bold below prior to the corresponding responses of the Company.

Comments and Responses:

General

1.	In your next periodic filing, please file your April 2012 Private Placement Agreement as a material contract or tell us why you believe this is unnecessary. Please see Item 601(b)(10) of Regulation S-K.

We have considered the staff's comment and will revise our future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2012, to include the April 2012 Private Placement Agreement as a material contract.

Item 13 – Certain Relationships and Related Party Transactions, page 48

2.	Please revise this section to include all related party transactions pursuant to Item 404 of Regulation S-K with MD Anderson such as those discussed in Notes 2, 5, 6, 7 and 12 of you financial statements. Please provide us with your proposed disclosure in this regard. Please see Item 404(a) and (d) of Regulation S-K.

We have considered the Staff’s comment and will amend our Annual Report on Form 10-K for the year ended December 31, 2011 to include all related party transactions pursuant to Item 404 of Regulation S-K with MD Anderson.

2626 South Loop, Suite 180	Phone: (832) 971-6616
Houston, Texas 77054

Ms. Mara L. Ransom

January 22, 2013

Set forth below is the text of the revised disclosure that we propose including in our amendment to our Annual Report on Form 10-K for the year ended December 31, 2011.

“The Company has negotiated exclusive licenses from MD Anderson to develop drug delivery technology for antisense and siRNA drug products. These licenses require, among other things, the Company to reimburse MD Anderson for ongoing patent expense. Based on its stock ownership in the Company, MD Anderson meets the criteria to be deemed a related party of the Company. For the year ended December 31, 2011, MD Anderson related party research and development expense was $544,000,consisting of (i) clinical trial expense of $149,000, (ii) license maintenance fees of $50,000 not capitalized in the technology license other asset and (iii) $345,000 in non-cash technology impairment expense related to the Company’s siRNA license (see Note 1.). As of December 31, 2011, the Company had (a) accounts payable and accrued license payments for current and past patent expenses to MD Anderson totaling $107,509 and (b) $41,000 in accrued related party research and development expense for the clinical trial (see Notes 5, 6 and 7).

As of December 31, 2011, the Company estimates reimbursable past patent expenses will total approximately $75,000 for the antisense license. The Company will be required to pay when invoiced the past patent expenses at the rate of $25,000 per quarter. In addition, the Company has decided to discontinue development of its siRNA technology, and consequently, does not anticipate incurring any significant additional exposure for future siRNA patent expense (see Note 1).”

* * * * * * * *

As requested in your January 3, 2013 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact me by phone at (832) 971-6616 or e-mail at pnielsen@biopathholdings.com. We will be pleased to provide any additional information that may be necessary.

Sincerely yours,

BIO-PATH HOLDINGS, INC.

/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer

cc:	William R. Rohrlich, II

Winstead PC

24 Waterway Avenue, Suite 500

The Woodlands, Texas 77380